UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

enCore Energy Corp.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-41489	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

101 N. Shoreline Blvd., Suite 450 Corpus Christi, Texas	78401
(Address of principal executive offices)	(Zip Code)

Robert Willette
(361) 239-5449

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 - Exhibit

Not applicable.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

enCore Energy Corp. (“enCore”), a British Columbia corporation, is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). enCore is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2023 to satisfy the requirements of Item 2.01. enCore’s ESTMA report is available on enCore’s website at www.encoreunranium/investors/estma-report or on the Government of Canada’s website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	Extractive Sector Transparency Measures Act – Annual Report for enCore Energy Corp. for the year ended December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

enCore Energy Corp.

By:	/s/ Robert Willette	September 25, 2024
	Robert Willette	(Date)
Chief Legal Officer

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